February 3, 2011
Jeffrey P. Riedler
Assistant Director
Division of Corporate Finance
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:	Fibrocell Science, Inc. (“Fibrocell” or the “Company”) Registration Statement on Form S-1 File No. 333-170688
Dear Mr. Riedler:
     On behalf of Fibrocell Science, Inc., a Delaware corporation, we hereby respond through EDGAR to the comments issued on February 1, 2011 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 and addressed to Mr. Declan Daly.
     For your convenience, we have repeated the comments prior to the Company’s responses in italics.
     General
1.	Please confirm that you will revise your registration statement to include all tabular disclosure provided in response to each of our prior comments, including any narrative information necessary to understand the information contained therein, prior to the effective time of the registration statement.

The Company confirms that it will revise its registration statement to include all tabular disclosure provided in response to each of the Staff’s prior comments, including any narrative information necessary to understand the information contained therein, prior to the effective time of the registration statement.

2.	We note that you will provide us with information regarding any relationship among the selling stockholders, as requested by our prior comment 1, and the information requested by our prior comment 9 at a later time. Please be advised that we may have additional comments based on the information provided.

The Company is still in the process of obtaining this information and will provide it to the Staff as soon as possible. The Company understands that the Staff may have additional comments based on the information it provides.

3.	Please revise the table provided in response to our prior comment 1 to include the percentage of the overall offering made by each selling shareholder.

The revised table appears below.

			Percentage
			of Overall		Value of
			Offering		Shares
			Made by		Registered as	Discount of	In the
			Selling	Relationship	a percentage	Underlying	business of
Selling	Date of	Manner	Stockholder	with	of Company	Common	buying/selling
Stockholder	Sale	of Sale	(1)	Company	Proceeds (2)	Stock (3)	securities
AAR Accounts Family Limited	07/16/2010;	Private			79.98%	$0.35
Partnership	10/20/2010	placement	22.69%	None	6.11%	$0.11	No
Akanthos Arbitrage Master Fund, L.P.	07/16/2010	Private placement	12.00%	None	47.80%	$0.35	No
Andrew	09/08/2010;	Private			1.11%	$0.11
Fife	11/08/2010	placement	0.82%	None	0.81%	($0.10)	No
Daniel Carty	10/20/2010	Private placement	1.29%	None	3.63%	—	No
Humphrey Johnson	07/16/2010	Private placement	1.62%	None	6.44%	$0.35	No
Jeffrey Benison	07/16/2010	Private placement	1.08%	None	4.29%	$0.35	No
Jes Johansen	09/08/2010; 10/20/2010	Private placement	0.75%	None	1.11%	$0.11
					0.86%	—	No
John & Audrey Quackenbush	07/16/2010	Private placement	0.54%	None	2.15%	$0.35	No
Leslie Henry Sharp	07/16/2010	Private placement	0.65%	None	2.57%	$0.35	No
LMA SPC for and on behalf of the MAP87 Segregated Portfolio	07/16/2010	Private placement	4.61%	None	16.56%	$0.35	No
Margus	07/16/2010	Private	0.32%	None	1.29%	$0.35	No

			Percentage
			of Overall		Value of
			Offering		Shares
			Made by		Registered as	Discount of	In the
			Selling	Relationship	a percentage	Underlying	business of
Selling	Date of	Manner	Stockholder	with	of Company	Common	buying/selling
Stockholder	Sale	of Sale	(1)	Company	Proceeds (2)	Stock (3)	securities
Ehatamm		placement
Paul and Kerry Regent, JTWORS	09/08/2010	Private placement	0.84%	None	2.40%	$0.11	No
Paul Schneider	07/16/2010	Private placement	0.54%	None	2.15%	$0.35	No
Richard and Stella Bayliss	10/20/2010	Private placement	0.39%	None	0.91%	—	No
Richard James Binnie	07/16/2010	Private placement	1.94%	None	7.72%	$0.35	No
Robert E. Bellus	07/16/2010	Private placement	1.08%	None	4.29%	$0.35	No
Ronald D. Lipton	07/16/2010	Private placement	0.86%	None	3.43%	$0.35	No
Roy Whitehead	09/08/2010	Private placement	1.08%	None	3.08%	$0.11	No
Steven E. Nelson as Trustee for the Steven E. Nelson Trust dated June 14, 1993 and as amended October 31, 2008	07/16/2010	Private placement	4.31%	None	17.16%	$0.35	No
Steven W. Lefkowitz	07/16/2010	Private placement	1.08%	None	4.29%	$0.35	No
Stephen J. Wilkinson	10/20/2010	Private placement	0.65%	None	1.51%	—	No
Vestal Venture Capital	07/16/2010	Private placement	0.54%	None	2.15%	$0.35	No
Wade Capital Corporation Money Purchase Plan	07/16/2010	Private placement	2.16%	None	8.58%	$0.35	No
Jane Scotti	07/16/2010	Private placement	1.08%	None	4.29%	$0.35	No
Gavin Scotti	07/16/2010	Private placement	1.08%	None	4.29%	$0.35
Margery	07/16/2010;	Private			4.29%	$0.35
Scotti	10/13/2010	placement	3.23%	None	15.27%	$0.05	No
Noboru & Sumiko Muto	07/16/2010	Private placement	2.05%	None	8.15%	$0.35	No
Zahad Ilyas	09/08/2010	Private placement	1.08%	None	3.08%	$0.11	No
Health Alliance	09/08/2010	Private placement	2.16%	None	6.16%	$0.11	No

			Percentage
			of Overall		Value of
			Offering		Shares
			Made by		Registered as	Discount of	In the
			Selling	Relationship	a percentage	Underlying	business of
Selling	Date of	Manner	Stockholder	with	of Company	Common	buying/selling
Stockholder	Sale	of Sale	(1)	Company	Proceeds (2)	Stock (3)	securities
Defined Plan
Basu Biosciences, LLC	10/20/2010	Private placement	3.08%	None	5.05%	—	No
Malcolm Whittle	10/20/2010	Private placement	0.17%	None	0.40%	—	No
W.K.B.J. 2005 Irrevocable Trust	10/20/2010	Private placement	0.37%	None	0.86%	—	No
John B. Nicholson	10/20/2010	Private placement	1.27%	None	2.98%	—	No
Crescent International, Ltd.	10/13/2010	Private placement	4.31%	None	11.11%	$0.05	No
Brio Capital L.P.	10/13/2010	Private placement	3.23%	None	8.33%	$0.05	No
Terminal Ventures	11/08/2010	Private placement	1.08%	None	2.02%	($0.10)	No
David Martin	10/20/2010	Private placement	0.17%	None	0.40%	—	No
Kevin J. Harrington	11/08/2010	Private placement	1.08%	None	2.02%	($0.10)	No
John Milton	11/17/2010	Private placement	0.22%	None	0.45%	($0.05)	No
James P. Westbrook	11/17/2010	Private placement	0.43%	None	0.91%	($0.05)	No
Igor and Marinna Vaysbaum	11/17/2010	Private placement	0.54%	None	1.14%	($0.05)	No
Martin and Michelle East	11/17/2010	Private placement	0.54%	None	1.14%	($0.05)	No
Elliot Sabbagh	11/17/2010	Private placement	3.08%	None	4.54%	($0.05)	No
Dinesh Kotecha	11/17/2010	Private placement	0.22%	None	0.45%	($0.05)	No
Stephen G. Saffrey	11/17/2010	Private placement	0.22%	None	0.45%	($0.05)	No
Colin B Squire	11/17/2010	Private placement	0.43%	None	0.91%	($0.05)	No
Marat Shlimov	11/17/2010	Private placement	0.54%	None	1.14%	($0.05)	No
Igor Voznenko	11/17/2010	Private placement	0.43%	None	0.91%	($0.05)	No
Joseph Paresi	11/17/2010	Private placement	0.65%	None	1.36%	($0.05)	No
William Rabetz	11/17/2010	Private placement	1.08%	None	2.27%	($0.05)	No
Joseph DiGiaimo	11/17/2010	Private placement	0.54%	None	1.14%	($0.05)	No
Ravi Bhardwaj	11/17/2010	Private placement	0.65%	None	1.36%	($0.05)	No
Philip Rudland	11/17/2010	Private placement	0.22%	None	0.45%	($0.05)	No

			Percentage
			of Overall			Value of
			Offering			Shares
			Made by			Registered as	Discount of	In the
			Selling		Relationship	a percentage	Underlying	business of
Selling	Date of	Manner	Stockholder		with	of Company	Common	buying/selling
Stockholder	Sale	of Sale	(1)		Company	Proceeds (2)	Stock (3)	securities
Phil Wade	11/17/2010	Private placement	0.22%		None	0.45%	($0.05)	No
Daniel Boyle	11/17/2010	Private placement	0.22%		None	0.45%	($0.05)	No
John W. Whyte	11/17/2010	Private placement	0.22%		None	0.45%	($0.05)	No
Joseph T. Snyder	11/17/2010	Private placement	0.22%		None	0.45%	($0.05)	No
K & L Beasley Superfund	11/17/2010	Private placement	0.22%		None	0.45%	($0.05)	No
Scott Larson	11/17/2010	Private placement	0.22%		None	0.45%	($0.05)	No
Abdallah S. Farrukh	11/17/2010	Private placement	3.08%		None	4.54%	($0.05)	No
Michael Lusk	11/17/2010	Private placement	0.54%		None	1.14%	($0.05)	No
Klaus Prinz	11/17/2010	Private placement	0.22%		None	0.45%	($0.05)	No
Janet Ballard	11/17/2010	Private placement	0.54%		None	1.14%	($0.05)	No
Steve and Mollie Crampin	11/17/2010	Private placement	0.54%		None	1.14%	($0.05)	No
George Carris	11/17/2010	Private placement	0%	(4)	Placement agent	2.04%	($0.05)	No
David Batista	11/17/2010	Private placement	0%	(4)	Placement agent	1.68%	($0.05)	No
David Boral	11/17/2010	Private placement	0%	(4)	Placement agent	0.90%	($0.05)	No
Sperry Younger	11/17/2010	Private placement	0%	(4)	Placement agent	1.05%	($0.05)	No
Joseph Dimauro	11/17/2010	Private placement	0%	(4)	Placement agent	0.23%	($0.05)	Yes
Frank T. Wickham	11/17/2010	Private placement	0%	(4)	Placement agent	0.03%	($0.05)	No
Gregorios Hatzimichael	11/17/2010	Private placement	0%	(4)	Placement agent	0.06%	($0.05)	No
Linda Acri	11/17/2010	Private placement	0%	(4)	Placement agent	0.06%	($0.05)	No
Slobodan Schneider	11/17/2010	Private placement	0%	(4)	Placement agent	0.35%	($0.05)	No
David Speciale	11/17/2010	Private placement	0%	(4)	Placement agent	0.23%	($0.05)	No
Andrey Tkatchenko	11/17/2010	Private placement	0%	(4)	Placement agent	0.23%	($0.05)	No

(1)	Computed by dividing the number of Series B Preferred shares purchased by the selling stockholder by the total number of Series B Preferred shares issued in the offering (i.e., 4,640).

(2)	Computed by taking the product of (i) the number of shares registered in the Amended S-1 for the individual shareholder and (ii) the market value of the shares on the date of issuance, and dividing it by the total Company proceeds (i.e., $4,640,000). We have included the shares underlying the warrants, but not the proceeds from the exercise of the warrants.

(3)	The discount is due to anti-dilution provisions that were triggered by our December 2010 offering of Series D Preferred Stock.

(4)	The selling stockholder was issued warrants as compensation for acting as the Company’s placement agent in connection with the offering. The selling stockholder did not purchase any Series B Preferred shares.
4.	We note the tabular disclosure provided in response to bur prior comments 4, 5 and 6. Please further revise each table to include a final column reflecting the total possible discount to market price calculated using the new conversion price of $0.50 per share which resulted from the anti-dilution adjustment.

The revised tables appear below.

Table responsive to Comment 4

	Market Price					Total	Total
	of Common			Combined	Combined	Possible	Possible
	Stock	Conversion		Market	Conversion	Discount to	Discount to
	Underlying	Price of	Shares	Price of	Price of	Market	Market
	Series B	Common	Underlying	Shares	Series B	Price based	Price based
	Preferred as	Stock at	Series B	Underlying	Preferred	on $0.60	on $0.50
	of Each	time of	Preferred	Series B	at time of	Conversion	Conversion
	Closing	Closing (1)	(2)	Preferred	Closing (3)	Price	Price
July 16, 2010	$0.85	$0.60	4,503,333	$3,827,833	$2,702,000	$1,125,833	$1,576,167
September 8, 2010	$0.61	$0.60	458,333	$279,583	$275,000	$4,583	$50,417
October 13, 2010	$0.55	$0.60	750,000	$412,500	$450,000	($37,500)	$37,500
October 20, 2010	$0.50	$0.60	730,000	$365,000	$438,000	($73,000)	$0
November 8, 2010	$0.40	$0.60	200,000	$80,000	$120,000	($40,000)	($20,000)
November 17, 2010	$0.45	$0.60	1,091,667	$491,250	$655,000	($163,750)	($54,583)

TOTAL DISCOUNT:						$816,166	$1,589,500

(1)	The Conversion Price is fixed; however, it is subject to adjustment in the event of any stock split, stock dividend, reclassification or similar event with respect to the Company’s common stock or any future sales of the Company’s common stock by the Company at a price lower than the current Conversion Price.

(2)	The numbers provided have not been adjusted to account for the effect of the anti-dilution provisions that were triggered by the Company’s Series D Preferred offering.

(3)	The Conversion Price on the date of sale was $0.60. The Conversion Price has since been lowered to $0.50 due to anti-dilution provisions triggered by our Series D Preferred offering.

Tables responsive to Comment 5
Series B Investors

							Total
	Market Price						Possible
	of Common	Exercise		Combined	Combined	Total Possible	Discount to
	Stock	Price of	Total	Market	Exercise	Discount to	Market
	Underlying	Warrant	Shares	Price of	Price of	Market Price	Price based
	Warrants as	at time of	Underlying	Shares	Warrants	based on	on $0.50
	of Each	Closing	Warrants	Underlying	at time of	$0.8054	Exercise
	Closing	(1)	(2)	Warrants	Closing (3)	Exercise Price	Price
July 16, 2010	$0.85	$0.8054	4,503,333	$3,827,833	$3,626,984	$200,849	$1,576,167
September 8, 2010	$0.61	$0.8054	458,333	$279,583	$369,141	($89,558)	$50,417
October 13, 2010	$0.55	$0.8054	750,000	$412,500	$604,050	($191,550)	$37,500
October 20, 2010	$0.50	$0.8054	730,000	$365,000	$587,942	($222,942)	$0
November 8, 2010	$0.40	$0.8054	200,000	$80,000	$161,080	($81,080)	($20,000)
November 17, 2010	$0.45	$0.8054	1,091,667	$491,250	$879,229	($387,979)	($54,583)

TOTAL DISCOUNT:						($772,260)	$1,589,500

(1)	The Exercise Price is fixed; however, it is subject to adjustment in the event of any stock split, stock dividend, reclassification or similar event with respect to the Company’s common stock.

(2)	The numbers provided have not been adjusted to account for the effect of the anti-dilution provisions that were triggered by the Company’s Series D Preferred offering.

(3)	The Exercise Price on the date of sale was $0.8054. The Exercise Price has since been lowered to $0.50 due to anti-dilution provisions triggered by our Series D Preferred offering.
Placement Agents

						Total	Total
	Market					Possible	Possible
	Price of					Discount	Discount
	Common			Combined	Combined	to Market	to Market
	Stock	Exercise	Total	Market	Exercise	Price	Price
	Underlying	Price of	Shares	Price of	Price of	based on	based on
	Warrants as	Warrant at	Underlying	Shares	Warrants	$0.60	$0.50
	of Each	time of	Warrants	Underlying	at time of	Exercise	Exercise
	Closing	Closing (1)	(2)	Warrants	Closing (3)	Price	Price
November 17, 2010	$0.45	$0.60	590,657	$265,796	$354,394	($88,598)	($29,533)

(1)	The Exercise Price is fixed; however, it is subject to adjustment in the event of any stock split, stock dividend, reclassification or similar event with respect to the Company’s common stock.

(2)	The numbers provided have not been adjusted to account for the effect of the anti-dilution provisions that were triggered by the Company’s Series D Preferred offering.

(3)	The Exercise Price on the date of sale was $0.60. The Exercise Price has since been lowered to $0.50 due to anti-dilution provisions triggered by our Series D Preferred offering.

5.	Footnotes 1 and 2 to the table provided in response to our prior comment 6 state that the amounts disclosed in the table are based on a common stock price of $0.45 per share. Please advise us of your basis for providing the information based on this per share price.

The Company provided information based on a common stock price of $0.45 per share solely because that was the price per share used throughout the originally filed registration statement on Form S-1. The Company’s stock price was $0.45 per share on November 17, 2010, which was the day prior to the date on which the original Form S-1 was filed with the SEC.

6.	In your response to our prior comment you indicate that copies of the company’s placement agent agreements are attached as Exhibit A; however, no Exhibit A has been attached to your response letter. Please file Exhibit A with your next response letter.

The Company apologizes for omitting Exhibit A to its previously filed response letter. The Company attaches Exhibit A to the courtesy copy of this letter, which it will deliver by courier to the Staff for its review.
     Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (215) 665-5542.
Sincerely,
COZEN O’CONNOR
By:	Cavas S. Pavri

cc:	David Pernock, Chief Executive Officer of Fibrocell Science, Inc.